SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# FORM 6-K

Report of Foreign Issuer



Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period ended June 28, 2002



Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

**FOR IMMEDIATE RELEASE**

**Contacts:**

| **Investors: (U.S.)** | **Investors: (Europe)** | **Media:** |
| --- | --- | --- |
| Jack Howarth | Emer Reynolds | Max Gershenoff |
| Ph: 212-407-5740 | Ph: 353-1-709-4000 | Ph: 212-704-8173 |
| 800-252-3526 | 00800 28352600 | |


**ELAN ANNOUNCES EON LABS HAVE OBTAINED FDA APPROVAL FOR THE 4 MG DOSAGE FORM OF ZANAFLEX**

DUBLIN, IRELAND, June 28, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that Eon Labs received FDA approval for its generic Zanaflex 4mg dosage form.

In Q1, 2002, Elan recorded total Zanaflex net sales for its 2mg and 4 mg dosage forms of $53.7 million, of which $40.3 million, or 75%, was accounted for by the Zanaflex 4mg dosage form. This represented approximately 9% of total revenue for the quarter. Approximately 75% of prescriptions written for Zanaflex are for the 4mg dose. We expect sales in Q2, 2002 to be at levels similar to or higher than in Q1, 2002. Based on the immediate launch of a generic for the 4mg dose, we expect that total net sales for Zanaflex in Q3 and Q4 of 2002 will be at levels lower than in the first half of the year. The remainder of Elan's product portfolio is performing well and will be enhanced by the realignment of our sales force to optimise the profitability of our top 10 brands.

The cost of goods for Zanaflex, which is manufactured by a third party supplier, is approximately 25% of net sales. Elan also incurs substantial discretionary sales, marketing and promotional expenses on Zanaflex that will be eliminated going forward.

Elan has a product enhancement strategy for Zanaflex that will continue to be pursued. This includes new formulations and dosage forms and other enhancement strategies.

Elan will quantify the financial impact of the Zanaflex 4mg generic approval and the recent reorganization and sales force realignment and will provide guidance for the remainder of 2002 on our Q2 earnings call.

## About Elan

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the U.S. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

*This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F/A1 for the fiscal year ended December 31, 2000, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.*

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# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**ELAN CORPORATION, plc**

By: ______________________

William F. Daniel
Company Secretary

Date: July 1, 2002